

Pitch 25

Houston, TX

- Launching the **premier soccer bar and restaurant** in Houston
- Uniquely positioned **within one mile of 3 major league sports stadiums** (Houston Dynamo, Astros, and Rockets)
- **Experienced team behind Kirby Group** bring decades of operating experience, **paired with Houston Dynamo legend Brian Ching** leading the charge
- **$3 million revenue** forecasted for first year
- This investment is secured by a **blanket lien on all assets** of the business

Share Pitch 25:



Company Description

Pitch 25 is poised to become Houston's premier soccer bar and restaurant. Ideally located less than a block away from BBVA Compass Stadium, home of Major League Soccer's Houston Dynamo, the unique venue and fan destination will be operated by a team of industry veterans.



BRIAN CHING
DYNAMO LEGEND
03:08
vimeo

Pitch 25's name combines the reference to a "football **pitch**" (or "soccer field") and former Dynamo star Brian Ching's jersey number, "**25**." The all-time leading scorer for the Houston Dynamo, Brian led the franchise to two MLS Cup Championships in 2006 and 2007. After retiring from his playing days, Brian helped launch the Houston Dash (National Women's Soccer League), serving as the team's Managing Director since its inception in 2013. He now serves as a Houston Dynamo Club Ambassador, maintaining a close advisory relationship

with the team. Brian headlines a group of local Houston corporate executives and investors who are backing the new project.

Opening in the burgeoning East Downtown (EaDo) neighborhood of Houston, Pitch 25 will be strategically positioned between BBVA Compass Stadium and downtown Houston. The site is also located within walking distance of Minute Maid Park (home of the Houston Astros), Toyota Center (home of the Houston Rockets) and the George R. Brown Convention Center which boasts nearly 2 million square feet of convention space. Pitch 25 will attract area residents and employees, visitors to the city, and, of course, Houston Dynamo fans on their way to and from matches. The area has quickly become one of the hottest growth pockets in the city with a heavy investment in both hospitality and residential projects.

The venue will offer a unique mix of services and amenities. The menu of classic American pub fare, signature craft cocktails and an extensive tap list will be joined by televised soccer matches from around the world on over 20 TV screens positioned throughout the space. Pitch 25 will also have its very own indoor soccer field to be rented out for tournament play, and an outdoor beer garden will provide a fun and casual atmosphere.



The space will be made up of an indoor soccer field, several sections for dining and drinking, and an outdoor biergarten.

Andy Aweida and Jeff Barati of The Kirby Group will form the management team. This accomplished F&B duo owns and operates a number of successful projects including popular Wooster's Garden in Midtown and the Heights Bier Garten.

Demolition of the space has already begun. Pitch 25 anticipates opening its doors by Spring 2018, gearing up for the start of the 2018 Major League Soccer season and ahead of the 2018 FIFA World Cup in June.

Key Terms

Issuer	Pitch 25, LLC
Securities	Revenue Sharing Notes
Offering Amount	**Minimum $250,000 to maximum $550,000**
Investment Multiple ?	**1.50x**
Payments ?	**Monthly**
Revenue Sharing Percentage	If the final offering amount raised is less than or equal to $400,000, then 5% of monthly gross revenue will be shared.
	If the final offering amount raised is greater than $400,000, then 6.5% of monthly gross revenue will be shared.
Maturity ?	**48 Months**
Security Interest ?	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The capital raised will be allocated to the construction and build-out of the space. Additional funds will be allocated to marketing and working capital required for operations.



Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ▾	1.50x	48 months	$150

Revenue Sharing Summary*

Once the Issuer commences operations, it will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X	$300,000

Scenario 1:

Let's assume that the total amount raised through this offering is $250,000 and the issuer is committed to sharing 5.0% of its gross revenue.

Revenue sharing percentage	5.0%
Total payment for month X	$15,000

If Investor A invested $2,500 of the $250,000 that was raised by the Issuer, Investor A is entitled to receive 1.0% of the $15,000 paid to investors for month X. Therefore, **Investor A is paid $150 for month X**.

Scenario 2:

Let's assume that the total amount raised through this offering is $500,000 and the issuer is committed to sharing 6.5% of its gross revenue.

Revenue sharing percentage	6.5%
Total payment for month X	$19,500

If Investor A invested $2,500 of the $500,000 that was raised by the Issuer, Investor A is entitled to receive

0.5% of the $19,500 paid to investors for month X. Therefore, **Investor A is paid $97.50 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. ... Read More

Bonus Rewards

ALL INVESTORS
Name engraved on a trophy that will be proudly displayed in the restaurant

EARLY BIRD REWARD
First 100 investors who invest $1,000 or more will receive one free year of Silver Card membership to Pitch 25

Invest $500 or more

- Invitation to the Pitch 25 launch party

Invest $1,000 or more

- Invitation for 2 to the Pitch 25 Launch Party
- Pitch 25 scarf (to be picked up on site within 3 months of opening)

Invest $2,000 or more

- Invitation for 4 to the Pitch 25 Launch Party
- $50 gift card
- Pitch 25 scarf (to be picked up on site within 3 months of opening)

Invest $5,000 or more

- Two years of free Silver Card membership to Pitch 25
- Invitation for 6 to the Pitch 25 Launch Party
- $100 gift card
- Pitch 25 scarf (to be picked up on site within 3 months of opening)

Invest $10,000 or more

- Two years of free Gold Card membership to Pitch 25
- Invitation for 10 to the Pitch 25 Launch Party with special VIP Access
- $500 gift card
- Pitch 25 scarf (to be picked up on site within 3 months of opening)

Invest $25,000 or more

- Exclusive Black Card membership to Pitch 25 for life
- Invitation for 10 to the Pitch 25 Launch Party with special VIP Access
- $500 gift card
- Pitch 25 scarf (to be picked up on site within 3 months of opening)


SILVER CARD

Annual membership - $75. Receive 10% off on all food and beverage, and free entry to all ticketed events


GOLD CARD

Annual membership - $100. Receive 15% off on all food purchases, free entry to all ticketed events, plus guaranteed table reservations for Watch parties (with 24-hour notice)


BLACK CARD

Exclusive Investor Card - not available for sale. Receive 20% off on all food purchases, waived venue rental fees, free entry to all ticketed events, plus guaranteed table reservations for Watch parties (with 24-hour notice)

Business Model

With over 25,000 square feet of space, Pitch 25 will be a new Houston soccer destination – becoming the place to watch local, national, and international games.

The core of its business is focused on food and beverage sales. Pitch 25 plans to be open for lunch and dinner daily, staying open until midnight or 2am on certain evenings to cater to the on active late crowd in the area.



In recent years, soccer has become a huge part of the American sporting world. Once somewhat more obscure, today a generation that grew up playing soccer actively seeks out international FIFA broadcasts and attends MLS games. In 2014, 24.7 million Americans watched the World Cup match between the US and Portugal and an additional 1.37 million streamed it online. These figures do not account for the large number of people who watched the match at viewing parties nationwide. Altogether, however, this match drew in more viewers than those recorded watching the 2014 NBA Finals, the 2013 World Series, or the NHL playoffs.

Pitch 25 will build relationships with local soccer fan groups for both local Houston and national teams, as well as supporter groups for Liverpool, Celtic, Manchester United, and Barcelona, among others. The company's unique relationship with professional soccer leagues in the US and around the world will allow Pitch 25 to serve local fans with exclusive experiences during major events. Pitch 25 intends to become the official away game watch party for the Dynamo, and the space will host beer garden viewing events for the World Cup, US and Mexico game, Champions League, and the European Championships.

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Location Analysis

Pitch 25 will be located in a prime location (904 Hutchins Street, Houston, TX 77003) in Houston's East Downtown.



A population of more than 407,000 Houston residents live within a five mile radius, a population that spends more than $670 million on restaurant dining and alcoholic beverages annually.

The restaurant and sports bar is also in a perfect location to cater to an active and growing sports fan base in Houston. Pitch 25 will be just a block away from BBVA Compass Stadium, home of the Major League Soccer

team the Houston Dynamo. The Dynamo had nearly 342,000 individuals attend home games in 2014. The largest home game attracted 22,332 fans.



Tout Suite
Minute Maid Park
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Phoenicia Specialty Foods
Discovery Green
The Grove
George R. Brown Convention Center
Hilton Americas-Houston
Toyota Center
Lucky's Pub Downtown
Warehouse Live
904 Hutchins Street
BBVA Compass Stadium
Chapman And Kirby
8th Wonder Brewery

The Houston Astros finished with the third best record in Major League Baseball in 2017, and the Houston Rockets finished with the third best record in the National Basketball Association in the 2016-2017 season. Both teams play less than a mile from Pitch 25 at Minute Maid Park and Toyota Center, respectively.

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Leadership



Brian Ching, *Owner*
Brian Ching is a retired professional soccer star who spent eight seasons with the Houston Dynamo and was a six-time MLS All-Star. Brian also played on the men's U.S. national soccer team from 2003 to 2010, winning the CONCACAF Gold Cup in 2007. Following his retirement from the Houston Dynamo in 2013, Brian became the Managing Director of the newly minted NWSL Houston Dash. Since stepped away from his role with the Dash earlier this year, The Dynamo continue to retain Brian as a Club Ambassador.

He continues to actively participate in Houston-area charitable causes, including serving on the board of Houston Habitat for Humanity. Brian will be very influential in bringing huge soccer events, celebrities, and sponsorships to Pitch 25.



Andy Aweida, *Partner*
Originally from Colorado, Andy has owned and operated over 14 different restaurants, bars, and nightclubs in Houston. In his previous professional career, Andy worked in Risk Management for Futron (a NASA contractor) in Venture Capital, he was CEO of the US division for NEST USA, and he was the former CEO of The Houston Comets of the WNBA. His foundation in supply chain, procurement, business development, insurance, business strategy and marketing have helped him navigate a wide range of industries and ventures.

Andy is a partner at The Kirby Group, an active local restaurant group that has launched, owned, and operated restaurants and bars in the Houston area since the early 2000's. Andy and business partner Jeff Barati have established a wide range of quality establishments, offering a variety of choices and themes. The

team's most recent successful operations include the popular Heights Bier Garten and Wooster's Garden in Midtown.

Andy received his MBA from Rice University.



Jeff Barati, *Partner*

Jeff Barati owns and operates a number of restaurants, bars, and nightclubs in Singapore, New York, and Houston. Before joining the F&B space, Jeff served in major leadership roles at several Fortune 500 companies, including UBS and Waste Management. His professional evolution is rooted in a strong understanding of finance, accounting, marketing, business development, and business strategy.

Along with business partner Andy Aweida, Jeff operates The Kirby Group. The F&B group has launched and operated numerous bars, lounges, and restaurants in the Houston market for over a dozen years.

Jeff received his MBA from the University of Houston.

History

⭐ **January 2017**
Lease signed

⭐ **January 2017**
Liquor license obtained

⭐ **September 2017**
Demolition of the space started

⭐ **February 2018**
Construction expected to be completed

⭐ **March 2018**
Anticipated opening of Pitch 25